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December 28, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 5507, Mail Stop 5-5

Re: Fidelity Investment Trust (the "Trust")

Fidelity Canada Fund
Fidelity China Region Fund
Fidelity Diversified International Fund
Fidelity Emerging Europe, Middle East, Africa (EMEA) Fund
Fidelity Emerging Markets Fund
Fidelity Europe Capital Appreciation Fund
Fidelity Europe Fund
Fidelity Global Commodity Stock Fund
Fidelity International Capital Appreciation Fund
Fidelity International Discovery Fund
Fidelity International Growth Fund
Fidelity International Small Cap Fund
Fidelity International Small Cap Opportunities Fund
Fidelity International Value Fund
Fidelity Japan Fund
Fidelity Japan Smaller Companies Fund
Fidelity Latin America Fund
Fidelity Nordic Fund
Fidelity Overseas Fund
Fidelity Pacific Basin Fund
Fidelity Series Emerging Markets Fund
Fidelity Southeast Asia Fund
Fidelity Total International Equity Fund
Fidelity Worldwide Fund (the "Funds")

File Nos. 002-90649 and 811-04008

Post-Effective Amendment No. 118

Dear Mr. Sandoe:

Dechert LLP serves as counsel to the above-referenced Funds in connection with Post-Effective Amendment No. 118 to the Trust's Registration Statement on Form N-1A (the "Amendment"), which accompanies this letter. In that capacity, I have reviewed a draft of the Amendment, which has been prepared and finalized by Fidelity Management & Research Company ("FMR"), the Funds' investment adviser. FMR has represented to me that no material changes have been made to the Amendment between the version reviewed by me and the version being filed electronically.

Fidelity Investment Trust

Pursuant to paragraph (b)(4) of Rule 485, I represent that, to my knowledge, based upon my review of a draft of the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ Megan C. Johnson

Megan C. Johnson